

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2020

<u>Via E-mail</u>
Timothy J. O'Shaughnessy
Chief Executive Officer
Graham Holdings Co.
1300 North 17th Street
Arlington, Virginia 22209

> **Re:** **Graham Holdings Co.**
> **Form 10-Q for the quarterly period ended September 30, 2019**
> **Exhibit No. 10.1 – First Amendment dated as of July 29, 2019, to the Transition and Operations Support Agreement dated March 22, 2018, by and among Kaplan Higher Education, LLC, Iowa College Acquisition, LLC and Purdue University Global, Inc. (the "First Amendment"), with The Trustees of Purdue University as a party to the First Amendment solely for the purposes of continuing to be bound by the Purdue Provisions**
> **Filed October 30, 2019**
> **File No. 001-06714**

Dear Mr. O'Shaughnessy:

    We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                         Sincerely,

                         Division of Corporation Finance